Exhibit 21.1

The following table presents the name of significant subsidiaries of Elevation Oncology, Inc. and the location of jurisdiction or organization for such subsidiaries.

Name:	Jurisdiction/Organization

Elevation Oncology Securities Corporation	Massachusetts